UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 3, 2020

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 3, 2020, Immatics N.V. (the “Company”) issued an interim report for the three and six-month periods ended June 30, 2020, which is attached hereto as Exhibit 99.1.

In addition, on September 3, 2020, the Company issued a press release announcing the second quarter 2020 financial results for Immatics Biotechnologies GmbH, which is attached hereto as Exhibit 99.2.

EXHIBITS

Exhibit Number	Description
99.1	Immatics Biotechnologies GmbH interim report for the three and six-month periods ended June 30, 2020.

99.2	Press release dated September 3, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: September 3, 2020	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer